

October 10, 2019

Octavio de Lazari Junior
Chief Executive Officer
Bank Bradesco
Cidade de Deus S/N
Vila Yara, 06029-900
Osasco - SP, Brazil

   Re: Bank Bradesco
    Form 20-F for the Fiscal Year Ended December 31, 2018
    Filed April 30, 2019
    File No. 001-15250

Dear Mr. Lazari Junior:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Finance